United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 15, 2018

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 5.07. Submission of Matters to a Vote of Security Holders.

MGE Energy, Inc.'s Annual Meeting of Shareholders was held on May 15, 2018, in Middleton, Wisconsin. The final results of voting on each of the matters submitted to a vote of security holders during MGE Energy's annual meeting of shareholders were as follows:

1. **Election of three Class II Directors with terms of office expiring at the 2021 annual meeting of shareholders.**

	For Votes	Withhold Votes	Broker Non-Votes
Marcia M. Anderson	23,330,528	388,527	5,510,610
Jeffrey M. Keebler	23,192,253	526,802	5,510,610
Gary J. Wolter	23,177,092	541,963	5,510,610

No votes were cast for any other nominee. The directors continuing in office are:

Class III Directors Term Expires in 2019	Class I Directors Term Expires in 2020
F. Curtis Hastings	James G. Berbee
James L. Possin	Londa J. Dewey
Mark D. Bugher	Regina M. Millner
	Thomas R. Stolper

2. **Ratification of selection of PricewaterhouseCoopers LLP to serve as MGE Energy's independent registered public accounting firm for the year 2018.**

For Votes	Against Votes	Abstained	Broker Non-Votes
28,445,496	490,296	293,873	0

As described in the Proxy Statement, the votes "For" needed to exceed the votes cast "Against" at the meeting in order to ratify the selection of the auditors. Abstentions do not have any effect. Below are the percentages of the votes cast either "For" or "Against" ratification of PricewaterhouseCoopers for the fiscal year 2018.

For	Against
98%	2%

3. **Advisory vote on executive compensation as disclosed in the annual meeting proxy statement.**

For Votes	Against Votes	Abstained	Broker Non-Votes
21,143,113	1,850,964	724,978	5,510,610

As described in the Proxy Statement, the advisory vote on executive compensation is nonbinding, as provided by law. Below are the percentages of the votes cast either "For" or "Against" the advisory vote on executive compensation.

For	Against
92%	8%

4. Shareholder proposal relating to an electrification of the transportation sector study as disclosed in the annual meeting proxy statement.

For Votes	Against Votes	Abstained	Broker Non-Votes
2,235,541	20,471,488	1,012,026	5,510,610

As described in the Proxy Statement, the nonbinding shareholder proposal needed to receive the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes do not have any effect. Below are the percentages of the votes cast either "For" or "Against" the nonbinding shareholder proposal.

For	Against
10%	90%

5. Shareholder proposal relating to a report on 2-degree scenario as disclosed in the annual meeting proxy statement.

For Votes	Against Votes	Abstained	Broker Non-Votes
2,477,061	19,760,826	1,481,168	5,510,610

As described in the Proxy Statement, the nonbinding shareholder proposal needed to receive the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes do not have any effect. Below are the percentages of the votes cast either "For" or "Against" the nonbinding shareholder proposal.

For	Against
11%	89%

6. Shareholder proposal relating to a report on 100% renewable energy as disclosed in the annual meeting proxy statement.

For Votes	Against Votes	Abstained	Broker Non-Votes
2,389,599	19,971,698	1,357,758	5,510,610

As described in the Proxy Statement, the nonbinding shareholder proposal needed to receive the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes do not have any effect. Below are the percentages of the votes cast either "For" or "Against" the nonbinding shareholder proposal.

For	Against
11%	89%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: May 18, 2018

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer